Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-139704

SUPPLEMENT NO. 16
DATED JANUARY 7, 2010
TO THE PROSPECTUS DATED JUNE 20, 2008
OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc., dated June 20, 2008, as supplemented by prospectus supplement No. 11 dated July 17, 2009, prospectus supplement No. 12 dated August 12, 2009, prospectus supplement No. 13 dated August 17, 2009, prospectus supplement No. 14 dated November 19, 2009 and prospectus supplement No. 15 dated December 17, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	the acquisition an assisted living facility containing approximately 49,000 square-feet in Columbus, Indiana; and

•	the acquisition and related financing of a skilled nursing facility containing approximately 54,000 square feet in San Antonio, Texas.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our primary offering.  As of January 1, 2010, we had sold approximately 4.9 million shares of common stock in our ongoing primary offering and raised gross offering proceeds of approximately $49.1 million.

Acquisition of Greentree at Westwood

On December 30, 2009, we purchased an existing assisted–living facility, known as Greentree at Westwood, from Greentree at Westwood, LLC, an unaffiliated party, for a purchase price of approximately $5.2 million.  The acquisition was funded with net proceeds raised from our ongoing public offering, but we may later place mortgage debt on the property. Under the purchase and sale agreement executed in connection with the acquisition, a portion of the purchase price for the property is to be calculated and paid to the seller as earnout payments based upon the net operating income of the property during each of the three-years following our acquisition of the property.  The maximum aggregate amount that the seller may receive under the earnout provision is $1.0 million.

The Greentree at Westwood consists of 58 assisted living units in an approximately 49,000 square-foot, three-story facility situated on approximately 4.5 acres of land in Columbus, Indiana. The facility was built in 1998.  The property is currently 91.4% occupied, and has experienced average monthly occupancy of above 88% since January, 2008. Greentree at Westwood will continue to be managed by Provision Living. The average effective annual rent per square foot at the property is $32.31.

We do not intend to make significant renovations or improvements to the property and believe that the property is adequately insured. To qualify as a REIT, we cannot directly operate assisted-living facilities.  Therefore, we have formed a wholly owned taxable REIT subsidiary, or TRS, and Greentree at Westwood will be operated pursuant to a lease with our TRS. Our TRS has engaged an unaffiliated management company to operate the assisted-living facility.  Under the management contract, the manager has direct control of the daily operations of the property.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $2.6 million, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building and building improvement costs. The real estate tax rate is approximately 2.19%, and annual real estate taxes are projected to be approximately $57,000 for the initial year subsequent to the purchase.

Acquisition and Related Financing of Mesa Vista Inn Health Center

On December 31, 2009, we purchased a skilled nursing facility, known as the Mesa Vista Inn Health Center from SNF Mesa Vista, LLC, an unaffiliated party, for a purchase price of approximately $13.0 million.  The acquisition was funded with net proceeds of approximately $5.5 million raised from our ongoing public offering and the assumption of $7.5 million of debt financing under the seller’s existing mortgage loan on the property.

Mesa Vista Inn Health Center is a 96-unit, 144-bed, skilled nursing facility situated on approximately 6.4 acres of land in San Antonio, Texas.  The approximately 54,000 square-foot facility, which was built in 2008, is 100% net-leased to PM Management – Babcock NC, LLC, an affiliate of Harden Healthcare, LLC.  The lease has a 15-year term and provides for annual rent of 11.5% of the acquisition price, paid in monthly installments. Harden Healthcare has agreed to provide certain credit enhancement to the lease, including a security deposit.  Harden Healthcare, through its affiliates, provides a continuum of services addressing a range of healthcare needs including rehabilitation, home healthcare, assisted living, skilled nursing, pharmacy services and hospice care.  TriSun Healthcare, LLC, an affiliate of Harden Healthcare, will continue to operate the property.

We do not intend to make significant renovations or improvements to the property and believe that the property is adequately insured.  Since the Mesa Vista Inn Health Center is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that financial information about the tenant is more relevant to investors than financial statements of the property acquired.  Summarized financial information of the lessee will be provided in the notes to our consolidated financial statements.

On December 31, 2009, in connection with the acquisition of the Mesa Vista Inn Health Center, we entered into an assumption and amendment of an existing mortgage loan with PlainsCapital Bank.    Pursuant to the assumption agreement, we assumed the outstanding principal balance of $7.5 million.  The loan matures on January 5, 2015 and bears interest at a fixed rate of 6.50% per annum.  We paid a 1% commitment fee related to this loan.  We may repay the loan, in whole or in part, on or before January 5, 2015 without incurring any prepayment penalty.  Principal and interest on the loan are due and payable in monthly installments of $56,335 until the maturity date, when the entire remaining balance of principal and accrued interest is due, assuming no prior principal prepayment.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $6.1 million, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building and building improvement costs. The real estate tax rate is approximately 2.64%, and annual real estate taxes are projected to be approximately $161,000 for the initial year subsequent to the purchase.